                        Exhibit 99.1

Gogoro Releases Fourth Quarter and Full Year 2025 Financial Results,
Strong Operational Performance Establishes Foundation for 2026 Growth

TAIPEI, TAIWAN, February 12, 2026 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its fourth quarter and year ended December 31, 2025.

▪Operating cash flow for the full year 2025 rose to $31.1 million, up from $9.9 million from last year, as the Company's continued progress in operating discipline and working capital rigor resulted in stronger cash generation.

▪Net loss improved by more than $40 million, narrowing substantially to $(80.8) million from $(122.8) million last year. Robust operational performance drives adjusted EBITDA to a record $59.9 million in 2025, up from $44.7 million in 2024.

▪Effective supply chain and operational execution boosted gross margin to 8.3% (up 5.7% year-over-year) and non-IFRS gross margin to 19.5% (up 4.6% year-over-year), respectively, supported by improvements in inventory and raw material turnover.

2025 Business Update and Outlook
▪Challenging Market Environment & Financial Resilience - Taiwan’s two-wheeler market remained soft through year-end, reflecting continued macroeconomic uncertainty and cautious consumer spending. Despite the prolonged market contraction, Gogoro delivered strong non-IFRS profitability, with adjusted EBITDA of $59.9 million for 2025 exceeding the prior year by $15.2 million, underscoring the Company’s operating discipline and resilience in a difficult environment.
▪Energy Business Progressing Toward Profitability & Improving Unit Economics - Total subscribers grew to 665,000 in 2025, supported by the launch of multiple new rate plans designed to better meet evolving customer needs. The energy business continued to approach profitability, reflecting improved operating leverage. During the year, we invested significantly in our energy network, including previously announced battery upgrade initiates. These upgrades have been completed, positioning us to realize both operational efficiencies and financial benefits beginning in 2026 and beyond.
▪Product Portfolio Focus & Readiness for Growth - Following the later-than-planned launch of EZZY and EZZY 500 earlier in the year, Gogoro exited 2025 with a more focused and streamlined product portfolio. Building on this foundation, the Company plans to introduce several new models in 2026, further expanding its reach across key price and core customer cohorts and strengthening the platform for both unit growth and margin improvement as market conditions stabilize.

▪Advancing B2G & Powered by Gogoro Network ("PBGN") - Taiwan’s Post Office began deploying Gogoro vehicles under its 100% electric fleet mandate, marking the first deployment of Gogoro’s battery-swapping solution and demonstrating its advantages for high-frequency urban delivery with minimal downtime. In addition, Yamaha launched the CuxiE PBGN vehicle in the third quarter, which has generated strong market interest, while ADATA, a PBGN partner, saw its heavy-duty three-wheeler continued to gain traction among delivery operators, supported by a growing number of partnerships with delivery platforms. Together, these deployments underscore the expansion and growing impact of the Gogoro Network ecosystem across Taiwan’s electric mobility landscape.

Fourth Quarter and Full Year 2025 Financial Summary

▪Fourth quarter revenue of $74.4 million, up 1.7% year-over-year and down 2.4% on a constant currency basis1; Full year revenue of $281.5 million, down 9.4% year-over-year and down 12.2% on a constant currency basis.

▪Fourth quarter battery swapping service revenue of $38.0 million, up 5.9% year-over-year and up 1.6% on a constant currency basis; Full year battery swapping service revenue of $149.0 million, up 8.1% year-over-year and up 4.7% on a constant currency basis.
▪Fourth quarter sales of hardware and others revenue of $36.4 million, down 2.3% year-over-year and down 6.2% on a constant currency basis; Full year sales of hardware and others revenue of $132.5 million, down 23.3% year-over-year and down 25.8% on a constant currency basis.
▪Fourth quarter gross margin of 14.3%, up from (7.4)% in the same quarter last year; Full year gross margin of 8.3%, up from 2.6% last year. Fourth quarter non-IFRS gross margin of 20.1%, up 5.4% year-over-year; Full year non-IFRS gross margin of 19.5%, up 4.6% year-over-year.
▪Fourth quarter net loss of $20.8 million as compared to a net loss of $71.3 million in the same quarter last year; Full year net loss of $80.8 million as compared to a net loss of $122.8 million last year.
▪Fourth quarter adjusted EBITDA of $12.9 million, up from $7.0 million in the same quarter last year; Full year adjusted EBITDA of $59.9 million, up $15.2 million from $44.7 million last year.
“2025 was a year of hard choices, but they were essential for Gogoro’s next chapter,” said Henry Chiang, CEO of Gogoro. “While revenue declined, we deliberately stepped back to simplify and strengthen the business—consolidating our product portfolio, optimizing our product mix, tightening operating discipline, and improving inventory flow and supply chain execution. We chose long-term sustainability over short-term results, and that choice is now clearly reflected in our significantly improved bottom line, gross margin, and operating cash flow. This progress was the result of Gogoro teams working together across the Company with focus, discipline, and shared accountability. In 2025, our people collectively delivered outstanding operational results and translated tough decisions into real financial improvement. As we enter 2026, we are re-energizing our product roadmap, deepening engagement with our core customers, and preparing to reaccelerate growth from a much stronger, more focused foundation.”

                        Exhibit 99.1
“Full year revenue of $281.5 million, while reducing from 2024, was within our guided range of $270 million to $285 million. Despite this reduction in revenue, we achieved a historic high adjusted EBITDA, marking a significant step forward in the financial fundamentals of the business,” said Bruce Aitken, CFO of Gogoro. “Net loss improved substantially, gross margins expanded, and operating cash flow strengthened considerably compared to 2024, reflecting tighter cost control, optimized inventory and production management, and a disciplined approach to pricing and channel investments. Over the year, we refined our operating model into a cost-efficient, scalable framework that positions us well for sustainable growth. Looking into 2026, we expect new products, operational leverage, and ongoing efficiency gains to continue driving strong profitability and cash generation.”

Fourth Quarter and Full Year 2025 Financial Overview

Operating Revenues
For the fourth quarter, the total revenue was $74.4 million, up 1.7% year-over-year and down 2.4% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been down by an additional $3.0 million.

▪Battery swapping service revenue for the fourth quarter was $38.0 million, up 5.9% year-over-year, and up 1.6% year-over-year on a constant currency basis1. Total subscribers at the end of the fourth quarter was 665,000, up 4% from 640,000 subscribers at the end of the same quarter last year. The year-over-year increase in battery swapping service revenue was primarily driven by a larger subscriber base and consistently high retention. As our subscriber base grows, our subscription model continues to enhance network utilization and operating efficiency, reinforcing the long-term economics of our battery swapping platform.

▪Sales of hardware and other revenue for the fourth quarter was $36.4 million, down 2.3% year-over-year, and down 6.2% year-over-year on a constant currency basis1. The year-over-year decrease in sales of hardware and other revenues was driven by a 45.7% decrease in vehicle sales volume, partially reflecting the continued softness in Taiwan's scooter market. This decrease was offset by (i) an increase in average selling price (“ASP”) driven by a favorable product mix shift as new models launched in the second half of the year featured a higher price point compared to the entry-level products in the prior year; and (ii) an increase in revenue from the sale of components and accessories to PBGN partners and international customers.

For the full year 2025, the total revenue was $281.5 million, down 9.4% year-over-year and down 12.2% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of last year, revenue would have been down by an additional $8.9 million.

▪Battery swapping service revenue for the year was $149.0 million, up 8.1% year-over-year, and up 4.7% year-over-year on a constant currency basis1. The year-over-year growth in battery swapping service revenue reflects both subscriber base expansion and strong customer retention. Our subscription-based model provides predictable, recurring revenue and enables us to efficiently scale network usage as our customer base grows.

▪Sales of hardware and other revenue for the year was $132.5 million, down 23.3% year-over-year, and down 25.8% year-over-year on a constant currency basis1. The year-over-year decline in hardware and other revenues was driven by a 46.3% drop in vehicle sales, reflecting a slowdown in Taiwan’s scooter market despite broader economic growth fueled by the semiconductor and electronics sectors. The decline was exacerbated by reduced government subsidies and higher vehicle prices, alongside weak consumer confidence and modest wage growth in non‑tech service sectors. Overall, the scooter market—including both gasoline and electric scooters—contracted 5.9%, marking the lowest annual volume since 2016. In addition to these market-wide factors, our sales were further impacted by the later-than-planned launch of the EZZY, which limited product availability during key selling periods. This decrease was partially offset by (i) an increase in ASP driven by a favorable product mix shift, as new models launched in the second half of the year featured a higher price point compared to the entry-level products in the prior year; and (ii) an increase in revenue from the sale of components and accessories to PBGN partners.

Gross Margin
For the fourth quarter, gross margin was 14.3%, up from (7.4)% in the same quarter last year while non-IFRS gross margin1 was 20.1%, up from 14.7% in the same quarter last year. The increase in gross margin was primarily driven by a combination of factors indicating improved efficiency, quality, and overall performance: (i) a $11.5 million decrease in battery upgrade initiatives primarily due to the completion of our upgrade program this quarter, (ii) a $0.3 million reduction in share-based compensation, (iii) a $2.0 million reduction in inventory write-downs resulting from more effective inventory management and optimization, (iv) costs at overseas entities decreased, attributable to the Q4 2024 organizational restructuring, and (v) lower depreciation across our installed base of battery packs due to increased network efficiency, the extended battery lifespan from upgrades, and other operational improvements. The increase was partially offset by higher excess capacity costs due to reduced sales volume.

In the past two years, we have been undertaking a program to carry out one-time, voluntary upgrades on certain battery packs which were completed in the fourth quarter of 2025. These upgrades provide multiple benefits — more efficient deployment of our resources than replacing battery packs, increasing lifetime capacity of each battery pack (including extending its second mobility use-case useful life) and solidifying the extra lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to create economic benefits in the long run but will lead to a short-term reduction in our gross margin.

Gross margins in both full year 2025 and 2024 were materially impacted by costs from our battery upgrade initiatives, business realignment, and other one-time items. Following these strategic actions and streamlined operations, gross margins began to recover in 2025. For the full year 2025, gross margin was 8.3%, up from 2.6% last year whereas non-IFRS gross margin was 19.5%, up from 14.9% last year. The increase in gross margin was primarily driven by a combination of factors indicating improved efficiency, quality, and overall performance: (i) a $2.4 million decrease in battery upgrade initiatives was primarily due to the upgrades being completed this year, (ii) a $1.1 million reduction in share-based compensation, (iii) a $6.7 million reduction in inventory write-downs resulting from more effective inventory management and optimization, (iv) in 2024 we initiated a voluntary customer care program which
1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1
resulted in a one-time $1.7 million cost and a $1.7 million voluntary one-time battery swapping service rebate that were both accounted for as contra revenue, (v) costs at overseas entities decreased, attributable to the Q4 2024 organizational restructuring, and (vi) lower depreciation across our installed base of battery packs due to increased network efficiency, the extended battery lifespan from upgrades, and other operational improvements. The increase was partially offset by higher excess capacity costs due to reduced sales volume.

Net Loss
For the fourth quarter, net loss was $20.8 million, representing a decrease of $50.5 million from a net loss of $71.3 million in the same quarter last year. The decrease in net loss was primarily due to a $16.0 million increase in gross profit, and a $31.0 million reduction in operating expenses. The decrease in operating expenses was mainly due to (i) a $27.5 million one-time decrease in other operating expense, primarily associated with an impairment loss and, to a lesser extent, a loss on disposal of property and equipment in Q4 2024, (ii) lower payroll driven by organizational efficiency, (iii) lower variable marketing and promotional expenses resulting from reduced sales volume, and (iv) a $0.6 million reduction in share-based compensation.

For the full year 2025, net loss was $80.8 million, representing a decrease of $42.0 million from a net loss of $122.8 million in the same period last year. The decrease in net loss was primarily due to a $15.5 million increase in gross profit, and a $51.9 million reduction in operating expenses. The decrease in operating expenses was mainly due to (i) a $28.2 million one-time decrease in other operating expense, primarily associated with an impairment loss and, to a lesser extent, a loss on disposal of property and equipment in 2024, (ii) lower variable marketing and promotional expenses resulting from reduced sales volume, (iii) savings in research and development expenses by focusing the vehicle business on a streamlined product portfolio, which allowed for the reduction of certain development programs, (iv) lower payroll driven by organizational efficiency, and (v) a $8.2 million reduction in share-based compensation. The decrease in net loss was partially offset by an unfavorable change of $25.8 million in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants, which was mainly due to the Gogoro stock price declining to a lesser extent when compared to last year, and a $1.8 million increase in net interest expense.

Adjusted EBITDA
For the fourth quarter, adjusted EBITDA1 was $12.9 million, representing an increase of $5.9 million from $7.0 million in the same quarter last year. The increase was primarily due to a $3.8 million increase in non-IFRS gross profit (excluding depreciation and amortization), a $1.6 million reduction in operating expenses (excluding share-based compensation, depreciation and amortization, and impairment charges) resulting from various cost-saving initiatives, and a net increase of $0.4 million in non-operating income and expenses.

For the full year 2025, adjusted EBITDA1 was $59.9 million, representing an increase of $15.2 million from $44.7 million in the same quarter last year. The increase was primarily due to a $3.5 million increase in non-IFRS gross profit (excluding depreciation and amortization), a $12.6 million reduction in operating expenses (excluding share-based compensation, depreciation and amortization, and impairment charges) resulting from various cost-saving initiatives, organizational restructuring, and improved expense efficiency, and a net decrease of $0.9 million in non-operating income and expenses.

Liquidity

For the year ended 2025, we generated operating cash inflows of $31.1 million, compared with $9.9 million last year, primarily reflecting cost reductions from Q4 2024 restructuring, improved operational efficiency, and stronger supply chain and inventory management resulting from robust operational performance. As of year-end 2025, we had a cash balance of $70.6 million. In addition, a director of Gogoro has provided an undertaking to secure NTD$2.5 billion (approximately $80 million) of equity investments in the Company by the end of 2026 to further enhance our liquidity and strengthen our financial position. We believe these resources would provide sufficient funding to support our near-term business growth objectives.

2025 Impairment and Exit Activities

In 2025, we consolidated facilities and exited certain market. As a result of these actions, we recognized $5.8 million in non-cash impairment charges mainly related to unrealizable goods and services tax credit in India, as well as $1.4 million in exit-related costs associated with the discontinuation of motors specifically designed for markets that we no longer actively pursue. These asset impairments and exit activities materially impacted Gogoro’s fourth quarter and full year 2025 IFRS results of operations; however, they had no impact on non-IFRS net loss or adjusted EBITDA.

2026 Guidance

While we anticipate a gradual recovery in Taiwan’s two-wheeler market during 2026, we remain cautious given ongoing market softness. Accordingly, we expect revenue to recover modestly from 2025 levels and to be in the range of $285 million to $305 million in 2026. We estimate that approximately 95% of full-year revenue will be generated from the Taiwan market. We remain focused on executing our long-term plan to improve profitability. We anticipate the Gogoro Network battery-swapping business will achieve non-IFRS profitability in 2026, with the hardware sales business expected to reach non-IFRS profitability in 2028.

Conference Call Information

Gogoro’s management team will hold an earnings webcast on February 12, 2026, at 7:00 a.m. Eastern Time to discuss the Company’s fourth quarter and full year 2025 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy, Gogoro is the world’s leader in battery-swapping electric mobility, setting new standards for sustainable mobility. Powering nearly 700,000 riders and over 800 million battery swaps across more than 2,700 GoStation locations, the Gogoro Network redefines how cities move. Recognized globally in 2024, including Fortune’s "Change the World," Fast Company’s "Asia-Pacific's Most Innovative Company," MIT Technology Review’s "15 Climate Tech Companies to

                        Exhibit 99.1
Watch," and Frost & Sullivan’s "Global Company of the Year" for battery swapping, Gogoro continues to disrupt the status quo and accelerate the shift to cleaner, smarter mobility, and lead the way in reimagining how cities move.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "Updated 2026 Guidance," such as estimates regarding Taiwan two-wheeler market and Gogoro's revenue and gross margin; statements in the section entitled, "2025 Business Update and Outlook," such as Gogoro's product development plan; statements by Gogoro's chief executive officer and chief financial officer, such as Gogoro's future business plan and growth strategies, Gogoro's outlook for the full year of 2026 and future profitability; and Gogoro's battery pack upgrade initiatives (and its expected costs and benefits).

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products, control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B and B2G market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2024, which was filed on March 31, 2025 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods and the years presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements for the full year ending December 31, 2025 will be included in the Company's Annual Report on Form 20-F for the year ending December 31, 2025. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2025, which provides a more complete discussion of the Company’s accounting policies and certain other information. The condensed consolidated financial statements may include selected updates, notes and disclosures if there are significant changes since the date of the most recent annual report on Form 20-F which included the audited financial statements of the Company.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, non-IFRS net loss, EBITDA and adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the current period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation, exit activities, customer care package, battery upgrade initiatives and battery swapping service rebate.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees and stock options granted to certain directors, executives, employees and others providing similar services. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, customer care package, battery upgrade

                        Exhibit 99.1
initiatives, battery swapping service rebate, exit activities, and impairment charges. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, customer care package, battery upgrade initiatives, battery swapping service rebate, exit activities, and impairment charges. These amounts do not reflect the impact of any related tax effects.

Battery Upgrade Initiatives. As we perform certain voluntary upgrades to our battery packs, this charge represents the (i) derecognition expense on components removed from the battery pack, which we do not expect to generate any future benefits from its disposal and (ii) battery pack retrieval and other directly attributable costs incurred during the battery upgrades. We will only upgrade battery packs in instances where the value created exceeds the cost of the upgrade. The program will improve batteries' capacity and extend the remaining useful life of certain battery packs. The derecognition expense and the retrieval and other costs are recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude such expenditures for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide investors with additional means to evaluate our profitability trends. We expect the derecognition expense and retrieval and other costs to recur in future periods as incurred during the implementation phase of the battery upgrade program.

Battery Swapping Service Rebate. We voluntarily offered one-time subscription fee discounts to certain subscribers of Gogoro Network who experienced unusual and infrequent service inconveniences associated with a minor voluntary vehicle recall and battery upgrade, and such battery swapping service rebates are recorded as contra-revenue. We have excluded the impacts of such rebates from our non-IFRS metrics to allow investors to better understand the underlying operation results of the business and to facilitate comparison of current financial results with historical financial results and our peer group companies' financial results.

Customer Care Package. Gogoro voluntarily initiated a one-time customer benefit package to enrich certain customers’ user experiences which includes specific vehicle extended warranty programs, software upgrades and certain hardware upgrades. We classified a portion of the relevant costs to other operating expenses as it does not relate to existing contracts with the customers, and these beneficial customers do not need to exchange consideration for this package. The package was intended to enhance satisfaction of existing customers rather than boosting future sales.

Impairment charges. Non-cash impairment charges, primarily associated with adjustments to the carrying values of certain machinery equipment which is currently underutilized. The process of evaluating the potential impairment of long-lived assets under the accounting guidance on property, plant and equipment is subjective and requires judgment. We exclude impairment charges for purposes of calculating certain non-IFRS measures because the charges do not reflect our core operating performance.

These adjustments facilitate a useful evaluation of our core operating performance and comparisons to past operating results and provide investors with additional means to evaluate expense trends.

Exit Activities. We have incurred charges including the exit of certain product lines, markets and facilities as well as severance as a result of headcount reduction associated with organizational restructuring. These charges are not representative of ongoing costs to the business and are not expected to recur. As a result, these charges are being excluded to provide investors with a more comparable measure of costs associated with ongoing operations.

These non-IFRS financial measures exclude share-based compensation, interest expense, depreciation and amortization, change in fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants associated with the merger of Poema, battery upgrade initiative, battery swapping service rebate, customer care package, impairment charges and exit activities. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands of U.S. dollars)

	December 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$70,574	$117,148
Trade receivables	18,688	16,977
Inventories [2]	28,876	44,972
Other assets, current	12,714	23,727
Total current assets	130,852	202,824

Property, plant and equipment [2]	420,675	438,255
Right-of-use assets	24,712	35,303
Investments accounted for using equity method	16,379	16,117
Other assets, non-current	7,337	7,928
Total assets	$599,955	$700,427

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$83,488	$103,018
Financial liabilities at fair value through profit or loss	264	2,654
Notes and trade payables	13,401	29,351
Contract liabilities, current	9,766	11,869
Lease liabilities, current	7,516	9,446
Financial liabilities at amortized cost, current [3]	10,000	24,586
Provisions, current	3,758	4,240
Other liabilities, current	42,577	40,465
Total current liabilities	170,770	225,629

Borrowings, non-current [4]	277,766	253,750
Lease liabilities, non-current	17,564	26,966
Financial liabilities at amortized cost, non-current [3]	15,000	—
Provisions, non-current	888	1,419
Other liabilities, non-current	10,562	16,123
Total liabilities	492,550	523,887

Total equity	107,405	176,540
Total liabilities and equity	$599,955	$700,427

	December 31,	December 31,
	2025	2024
Inventories:
Raw materials	$14,859	$23,337
Semi-finished goods	1,545	2,667
Merchandise	12,472	18,968
Total inventories	$28,876	$44,972
2 On December 31, 2025 and 2024, the Company classified $20.0 million and $27.7 million from inventory to property, plan and equipment, respectively of undeployed battery packs and related battery cells in property, plant and equipment based on the Company's deployment plan for the next 12 months.
3 As of December 31, 2025, the $15.0 million put options previously classified under current financial liabilities at amortized cost was reclassified to non-current financial liabilities, as the Company has met contractual requirements that resulted in a right to defer settlement beyond 12 months from the reporting date.
4 During the second quarter ended June 30, 2025, the Company drew down NT$2.0 billion (approximately US$68.3 million) under a loan facility. The balance of non-current borrowings as of December 31, 2025 reflects this drawdown, partially offset by repayments of other bank loans during the year.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)
(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Operating revenues	$74,399	$73,130	$281,480	$310,641
Cost of revenues	63,786	78,524	258,047	302,711
Gross profit (loss)	10,613	(5,394)	23,433	7,930
Operating expenses:
Sales and marketing	8,336	11,794	32,724	44,064
General and administrative	7,746	5,246	28,513	31,862
Research and development	7,319	9,846	26,016	34,942
Other operating expense	7,405	34,923	10,440	38,681
Total operating expenses	30,806	61,809	97,693	149,549
Loss from operations	(20,193)	(67,203)	(74,260)	(141,619)
Non-operating income and expenses:
Interest expense, net	(3,081)	(3,196)	(12,716)	(10,952)
Other income, net	1,382	143	5,104	5,729
Change in fair value of financial liabilities	547	563	2,390	28,178
Share of income (loss) of investments accounted for using equity method	572	(1,635)	(1,322)	(4,090)
Total non-operating income (expense)	(580)	(4,125)	(6,544)	18,865
Net loss	(20,773)	(71,328)	(80,804)	(122,754)
Other comprehensive income (loss):
Exchange differences on translation	(3,193)	(7,079)	8,592	(13,946)
Total comprehensive loss	$(23,966)	$(78,407)	$(72,212)	$(136,700)

Basic and diluted net loss per share[5]	$(1.41)	$(4.96)	$(5.48)	$(9.27)
Shares used in computing basic and diluted net loss per share [5]	14,773	14,387	14,755	13,249

	Three Months Ended December 31,		Year Ended December 31,
Operating revenues:	2025	2024	2025	2024
Sales of hardware and others	$36,400	$37,240	$132,473	$172,750
Battery swapping service	37,999	35,890	149,007	137,891
Total	$74,399	$73,130	$281,480	$310,641

	Three Months Ended December 31,		Year Ended December 31,
Share-based compensation:[6]	2025	2024	2025	2024
Cost of revenues	$5	$274	$232	$1,362
Sales and marketing	43	1,042	378	1,566
General and administrative	(123)	(2,036)	973	4,309
Research and development	57	1,588	727	4,407
Total	$(18)	$868	$2,310	$11,644
5 On October 6, 2025, the Company effected a 1-for-20 share consolidation (reverse stock split) of its ordinary shares. The shares used in computing basic and diluted net loss per share for the three months and year ended December 31, 2025 and 2024 have been retrospectively adjusted in accordance with IAS 33 Earnings per Share.
6 Share-based payment amounts for the three months and year ended 2024 have been adjusted to conform with the Company’s audited 2024 financial statements issued subsequent to the fourth quarter 2024 earnings release. The adjustments are also reflected in the unaudited Reconciliations of IFRS Financial Metrics to Non-IFRS measures for the three-month and full-year periods ended 2024, respectively.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Year Ended December 31,
	2025	2024
Operating activities
Net loss	$(80,804)	$(122,754)
Adjustments for:
Depreciation and amortization	90,972	97,008
(Reversal) recognition of inventory write-down	(2,315)	4,366
Impairment losses associated with facilities and receivables	6,395	33,996
Share of loss of investments accounted for using equity method	1,322	4,090
Change in fair value of financial liabilities	(2,390)	(28,178)
Interest expense, net	12,716	10,952
Share-based compensation	2,310	11,644
Loss on disposal of property and equipment and right-of-use assets, net[7]	17,094	20,836
Recognition of provisions	343	4,334
Changes in operating assets and liabilities:
Trade receivables	(1,615)	(306)
Inventories	20,517	3,771
Other current assets [7]	1,557	(3,668)
Notes and trade payables	(15,950)	(8,766)
Contract liabilities	(4,567)	4,969
Other liabilities	(538)	(6,096)
Provisions	(2,083)	(5,649)
Cash generated from operations	42,964	20,549
Interest expense paid, net	(11,845)	(10,699)
Net cash generated from operating activities	31,119	9,850
Investing activities
Payments for property, plant and equipment, net	(60,857)	(123,107)
Decrease (increase) in refundable deposits	220	(283)
Payments of intangible assets, net	(445)	(78)
Payments for acquisition of investment accounted for using equity method [8]	(1,000)	—
Decrease (increase) in other financial assets	5,221	(5,257)
Net cash used in investing activities	(56,861)	(128,725)
Financing activities
Proceeds from borrowings	87,507	33,826
Repayments of borrowings	(96,807)	(61,550)
Proceeds from issuance of shares	—	75,000
Guarantee deposits received (refund)	18	(192)
Repayment of the principal portion of lease liabilities	(13,325)	(13,270)
Net cash (used in) generated from financing activities	(22,607)	33,814
Effect of exchange rate changes on cash and cash equivalents	1,775	28,324
Net decrease in cash and cash equivalents	(46,574)	(56,737)
Cash and cash equivalents at the beginning of the year	117,148	173,885
Cash and cash equivalents at the end of the year	$70,574	$117,148
7 The Company identified that an amount of $6.7 million, related to the disposal of PCBA board resulting from battery upgrade initiatives which was previously classified as changes in other current assets, but has been reclassified to loss on disposal of property and equipment all within operating activities, in the comparative period for the year ended 2024. This reclassification had no impact on the net cash generated from operating activities, net change in cash and cash equivalents or on the Company’s condensed consolidated statements of balance sheets, comprehensive income, or equity.
8 In September 2025, the Company contributed $1.0 million to a newly formed joint venture in Vietnam pursuant to the joint venture agreement with Castrol BP, to develop and operate electric two-wheeler distribution and battery-swapping services. The investment is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)
(in thousands of U.S. dollars)

	Ordinary Shares [9]	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2024	$29	$734,460	$(548,732)	$(9,217)	$176,540
Net loss for the year ended December 31, 2025	—	—	(80,804)	—	(80,804)
Other comprehensive loss	—	—	—	8,592	8,592
Changes in percentage of ownership interest in investments accounted for using equity method	—	767	—	—	767
Shared-based compensation	—	2,310	—	—	2,310
Balance as of December 31, 2025	$29	$737,537	$(629,536)	$(625)	$107,405

9 On October 6, 2025, the Company effected a 1-for-20 share consolidation (reverse stock split) of its ordinary shares to increase the per-share trading price and regain compliance with Nasdaq Capital Market minimum bid price requirements. As of December 31, 2025, total post reverse split outstanding shares were 14,773,488.

GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended December 31,
	2025			2024	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$36,400	$(1,481)	$34,919	$37,240	(2.3)%	(6.2)%
Battery swapping service	37,999	(1,522)	36,477	35,890	5.9%	1.6%
Total	$74,399	$(3,003)	$71,396	$73,130	1.7%	(2.4)%

	Year Ended December 31,
	2025			2024	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$132,473	$(4,245)	$128,228	$172,750	(23.3)%	(25.8)%
Battery swapping service	149,007	(4,618)	144,389	137,891	8.1%	4.7%
Total	$281,480	$(8,863)	$272,617	$310,641	(9.4)%	(12.2)%

	Three Months Ended December 31,				Year Ended December 31,
	2025		2024		2025		2024
Gross profit and gross margin	$10,613	14.3%	$(5,394)	(7.4)%	$23,433	8.3%	$7,930	2.6%
Share-based compensation [6]	5		274		232		1,362
Exit activities	1,444		1,540		1,444		1,540
Customer care package	—		—		—		1,685
Battery upgrade initiatives	2,885		14,354		29,860		32,255
Battery swapping service rebate	—		—		—		1,661
Non-IFRS gross profit and gross margin	$14,947	20.1%	$10,774	14.7%	$54,969	19.5%	$46,433	14.9%

	Three Months Ended December 31,				Year Ended December 31,
	2025		2024		2025		2024
Net loss	$(20,773)		$(71,328)		$(80,804)		$(122,754)
Share-based compensation [6]	(18)		868		2,310		11,644
Change in fair value of financial liabilities	(547)		(563)		(2,390)		(28,178)
Customer care package	—		(1,455)		—		3,327
Battery upgrade initiatives	2,885		14,354		29,860		32,255
Battery swapping service rebate	—		—		—		1,661
Exit activities	1,444		4,828		1,444		4,828
Impairment charges	4,392		33,970		5,798		33,970
Non-IFRS net loss	$(12,617)		$(19,326)		$(43,782)		$(63,247)

	Three Months Ended December 31,				Year Ended December 31,
	2025		2024		2025		2024
Net loss	$(20,773)		$(71,328)		$(80,804)		$(122,754)
Interest expense, net	3,081		3,196		12,716		10,952
Depreciation and amortization	22,444		23,144		90,972		97,008
EBITDA	4,752		(44,988)		22,884		(14,794)
Share-based compensation [6]	(18)		868		2,310		11,644
Change in fair value of financial liabilities	(547)		(563)		(2,390)		(28,178)
Customer care package	—		(1,455)		—		3,327
Battery upgrade initiatives	2,885		14,354		29,860		32,255
Battery swapping service rebate	—		—		—		1,661
Exit activities	1,444		4,828		1,444		4,828
Impairment charges	4,392		33,970		5,798		33,970
Adjusted EBITDA	$12,908		$7,014		$59,906		$44,713